Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

FOR IMMEDIATE RELEASE	December 3, 2003

	Public Relations Contact:	Investor Relations Contact:
	Kathleen O’Boyle	Pat Menchaca
	Documentum	Documentum
	(925) 600-6727	(925) 600-5593
	kathleen.oboyle@documentum.com	patm@documentum.com

DOCUMENTUM ANNOUNCES EXPIRATION OF
HART-SCOTT-RODINO WAITING PERIOD

PLEASANTON, Calif. – December 3, 2003 — Documentum (Nasdaq: DCTM), the leading provider of enterprise content management (ECM), today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act related to its previously announced acquisition by EMC Corporation. The waiting period was related to the U.S. Department of Justice Antitrust Division review of the transaction.

The transaction remains subject to various closing conditions, including the approval of Documentum stockholders. The special meeting for stockholders to consider and vote upon the proposed acquisition will occur on December 18, 2003 at 10:00 a.m. Pacific Time at the company’s headquarters located at 6801 Koll Center Drive, Pleasanton, CA 94566. All Documentum common stockholders of record at the close of business on November 17, 2003, will be entitled to vote at the meeting. Completion of EMC’s acquisition of Documentum is subject to stockholder approval and other conditions identified in the acquisition agreement.

About Documentum

Documentum provides enterprise content management (ECM) solutions that enable organizations to unite teams, content and associated business processes. Documentum’s integrated set of content, compliance and collaboration solutions support the way people work, from initial discussion and planning through design, production, marketing, sales, service and corporate administration. With a single platform, Documentum enables people to collaboratively create, manage, deliver and archive the content that drives business operations, from documents and discussions to email, Web pages, records and rich media. The Documentum platform makes it possible for companies to distribute all of this content in multiple languages, across internal and external systems, applications and user communities. As a result, Documentum’s customers, which include thousands of the world’s most successful organizations, harness corporate knowledge, accelerate time to market, increase customer satisfaction, enhance supply chain efficiencies and reduce operating costs, improving their overall competitive advantage. For more information, visit Documentum on the Web at www.documentum.com.

Additional Information and Where to Find It

EMC and Documentum have filed a preliminary prospectus/proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of EMC common stock to be used in the proposed transaction. The final prospectus/proxy statement will be mailed to the stockholders of Documentum. Investors and security holders of EMC and Documentum are advised to read the prospectus/proxy statement and any other relevant documents filed with the SEC by EMC and/or Documentum, when available, because they contain, and will contain, important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the prospectus/proxy statement and any other relevant documents filed with the SEC by EMC and/or Documentum, when available, as well as any amendments or supplements to those documents, at the SEC’s website at www.sec.gov. Free copies of the prospectus/proxy statement and each company’s other filings with the SEC, when available, as well as any amendments or supplements to those documents, also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.emc.com/ir/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum’s filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc. 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum’s website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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Documentum and the Documentum logo are trademarks or registered trademarks of Documentum, Inc. in the US and throughout the world. All other company and product names are used for identification purposes only and may be trademarks of their respective owners. Documentum cannot guarantee completion of any future products or product features mentioned in this document, and no reliance should be placed on their availability. Printed in the U.S.A.

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition of LEGATO Systems, Inc. and announced plans for EMC to acquire Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s and Documentum’s filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this release.